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                                                                    EXHIBIT 99.1

                            PUBLIC UTILITY COMMISSION
                            HARRISBURG, PA 17105-3265



                                           Public Meeting held November 19, 1998


Commissioners Present:


            John M. Quain, Chairman
            Robert K. Bloom, Vice Chairman
            David W. Rolka, Statement attached
            Nora Mead Brownell
            Aaron Wilson, Jr.

Application of West Penn Power Company
for Approval of a Restructuring Plan Under
Section 2806 of the Code.                                  Docket No. R-00973981


                             FINAL OPINION AND ORDER

BY THE COMMISSION:

            Before the Commission for consideration are the comments filed with respect to our Tentative Order, entered November 4, 1998, in the above-captioned proceedings. These proceedings concern the restructuring plans and resulting litigation arising under the Electric Generation Customer Choice and Competition Act, 66 Pa. C.S. Sections 2801-2812 ("Act"), Of West Penn Power Company ("West Penn" or "the Company"). Our Tentative Order approved the terms of a proposed full settlement ("Settlement") set forth in the Joint Petition for Full Settlement of West Penn's Restructuring Plan and Related Court Proceedings, dated November 3, 1998 ("Joint Petition"). In the Tentative Order, we provided that the determinations contained therein would not become final until this Commission considered all timely filed comments and issued a final order.

            Comments have been received from the Environmentalists ("the Environmentalists"), and the Mid-Atlantic Power Supplier Association ("MAPSA"). Also, a group of Joint Petitioners involved with universal service
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issues -- West Penn, the Office of Consumer Advocate ("OCA"), Community Action
Agencies of Pennsylvania ("CAAP") and the Environmentalists -- filed a joint comment. The Dollar Energy Fund ("DEF"), an independent non-profit organization that provides energy assistance programs to low income families throughout Pennsylvania, did not participate in the West Penn restructuring proceeding, but did file a comment.

            We also received timely comments from individual West Penn customers: Mrs. Hiram Boggs, William J. Graham, Adam Kushner, George H. Milne, Frank Beachly, Edward J. Giron, and John Zutko.

BACKGROUND

            The Joint Petition dated November 3, 1998 has been filed with the following signatories: West Penn; the OCA; the Office of Small Business Advocate ("OSBA"), the Office of Trial Staff ("OTS"), West Penn Power Industrial Intervenors ("WPPII")(1), CAAP, Allegheny Electric Cooperative, Inc. ("AEC"), the Pennsylvania State University ("Penn State"), Pennsylvania Retailers' Association ("PRA"), the Environmentalists(2), Hospital Shared Services/Administrative Resources, Inc. ("HHS/ARI"), and PECO Energy Company ("PECO") (all parties collectively referred to as the Joint Petitioners).

            As noted in the Tentative Order, the proposed terms and conditions of the Joint Petition represent a comprehensive settlement of the complex matters involved in achieving the restructuring of West Penn. The Joint Petition is intended to resolve all issues on appeal before the Commonwealth Court and the United States District Court arising from challenges by various Joint Petitioners to this Commission's final orders and related determinations regarding West Penn's Application for Approval


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   (1) WPPII includes in its membership ARMCO, Inc. who had signed the Joint
Petition individually.

   (2) The Environmentalists include The Sierra Club, The Group Against Smog and Pollution, Clean Water Action, Citizen Power, Inc., The Pennsylvania Public Interest Research Group and Citizens' Organization on Utility Policies.


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of its Restructuring Plan under Section 2806 of the Public Utility Code, 66
Pa. C.S. Section 2806. The essential accomplishments of the Settlement are as follows:

         - customers will receive overall rate decreases of 2.5% during 1999;

         - two-thirds of all customers will have the opportunity to choose an alternate electric generation supplier on January 2, 1999;

         - customers will receive shopping credits that may allow shopping customers to achieve bill savings in addition to the guaranteed rate cuts;

         - provisions of the settlement will insure that a competitive market for electricity will be created and functioning by January 1, 1999;

         - in the event that West Penn divests itself of generation assets, the net jurisdictional proceeds will be used to offset the Company's stranded costs, that is recoverable from ratepayers through West Penn's Competitive Transition Charge;

         - transmission and distribution rates will be capped for an additional four and one-half years, (to December 31, 2005);

         - the generation rate caps will be extended for an additional three years;

         - universal service program will be expanded, and a sustainable energy fund will promote the development and the use of renewable energy and clean energy technologies, energy conservation and efficiency which will benefit the environment;

         - consumers will have the opportunity to receive metering and billing services from competitive suppliers;

         - a competitive market for the provider of last resort service will be established so that non-shopping customers also have the opportunity to realize bill savings; and

         - substantial litigation and its associated costs and uncertainties will be avoided.

            Copies of the Joint Petition, Settlement and Appendices have been served by West Penn on all parties to the proceeding by overnight mail or hand delivery. Written notice of the proposed settlement has been provided by letter to all West Penn customers, as well as posting in offices and on the


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Companies' Internet web page, and by news release.  (See Tentative Order,
p. 2, n. 1).

                                   DISCUSSION

COMMENTS OF THE ENVIRONMENTALISTS

            A. NET METERING

            In their comments, the Environmentalists voice support for the Joint Petition but propose a substantive change -- that language in the Net Energy Metering Rider be made consistent with the net metering provisions of the PECO Energy Company's final order. The Environmentalists state that the language proposed by the Company at "Metering" (paragraph 19 on page 4-12), "Self-Generation Competitive Transition Charge" (paragraph 40 on page 4-33) and "Net Energy Metering Rider" (pages 34-1 through 34-3) differs from the net metering provisions approved in the previous three settlement agreements in the following ways:

            1. The West Penn rider states that customers with eligible renewable energy projects are subject to the competitive transition charge. In the previous cases, these projects were exempt from the CTC. This provision destroys the retail-in/retail-out up to net feature of the net metering tariff.

            2. The West Penn rider requires the customer to forfeit any surplus of generation above generation during the billing period. In the other settlements, the customer that is likely to regularly generate a surplus can choose either the two meter option or the smart meter option to receive payment for energy its generates in excess of consumption. The West Penn customer does not have this option.

            3. The West Penn rider does not give the customer the option of using its existing non-ratcheted, bi-directional meter. This meter option, present in the other three settlements, is critical to keep the costs reasonable.

            4. The West Penn rider holds the customer responsible for the cost of all changes in the distribution system. In the other three settlements, the customer was not responsible for the first $1,000 of local distribution system upgrades.


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The Environmentalists' Comments, p.2.

            The Environmentalists request that the above provisions be changed, and expressed their willingness to work with the Company for inclusion in its compliance filing to draft a net metering tariff that is consistent with earlier settlements.

            West Penn, in reply to the Environmentalists' comments, prefaces its comments by pointing out that the Environmentalists fully participated in the settlement negotiations, and that in the Agreement signed by the Environmentalists they agree to support the Settlement Agreement before the Commission and not to initiate or join in any court challenge of the Settlement Agreement. (See Paragraph N.5.)

            As to the Environmentalists' proposed changes, West Penn states that it is willing to allow net metering through a non-ratcheted, bi-directional meter if one is already in place (Item No. 3 on the Environmentalists' list). In addition, West Penn is willing to allow those kilowatt-hours of customer use that is supplied by the customer's own generation to be exempt from a CTC, with the understanding that such treatment does not reduce the total amount of CTC revenue which West Penn is authorized to collect from customers (Item No. 1 on the Environmentalists' list).

            However, in light of West Penn's contribution of $4 million in shareholder funds to ECAP for development of conservation services and for expansion of clean and renewable energy sources, West Penn does not support adding provisions to the signed Agreement at this late date to incorporate Item No. 2 (a buy back of customer generation) or Item No. 4 (free distribution system upgrades) requested by the Environmentalists.

            As there is agreement in regard to the Environmentalists' requested changes regarding the allowance of net metering through a non-ratcheted, bi-directional meter that is already in place (Item No. 1), and the exemption from a CTC of those kilowatt-hours supplied for a customer's own use by the customer's own generation (provided that the practice does not reduce the total amount of CTC revenue which West Penn is authorized to collect


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from customers)(Item. No. 3), the Commission will direct that these revisions be made to West Penn's Tariff.

            As to the other two proposed changes advanced by the Environmentalists, the Commission must agree with West Penn. The Joint Petition provides that any matter not specifically addressed is controlled by the Commission's May 29, 1998 Order on West Penn Restructuring filing. Joint Petition, Paragraph M.1. At p. 190 of that Order, the Commission specifically rejected the Environmentalists' proposal that West Penn be required to purchase generation from any customer. Accordingly, by the terms of the settlement, this request cannot be granted.

            In regard to the Environmentalists' request that West Penn provide free distribution system upgrades to self-generators, the Joint Petition and the Commission's May 29, 1998 orders and subsequent compliance filing orders are silent. Section 2804(2) of the Act, 66 Pa. C.S. Section 2804(2), directs that customers should be afforded "reasonable opportunities to self-generate and interconnect." We believe that West Penn, in providing $4 million in funding to ECAP's residential energy conservation and renewable resource program, has sufficiently satisfied the Act's requirement. Therefore, we will deny the Environmentalists' request for additional expenditures by West Penn relating to self-generation.

            B. IDENTIFICATION OF CITIZEN POWER, INC. AS FUND RECIPIENT

            The Environmentalists also request a change to the language at paragraph D.5 of page 25 of the Joint Petition that would include the following language:

            ... West Penn agrees to contribute four million dollars ($4 million) of shareholder funds to Citizen Power, Inc., the sponsor of the western division of the Energy Association of Pennsylvania (ECAP), a licensed aggregator, for a four year program...

            The Environmentalists explain that there are two reasons for this change. The first is that the proposed language more accurately reflects the current status of ECAP as provided for in an agreement between ECAP and


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Citizen's Power. Second, the proposed language will better preserve the funds for the purpose described in paragraph D.5 of the Joint Petition. As a tax-exempt cooperative, ECAP must distribute all residual proceeds to its members each tax year. Unless the $4 million was totally spent in 1998, the choice is distribute the remainder of the $4 million to ECAP's members, or for ECAP to pay income tax on the unspent amount. The plan is to place the funds in a tax-exempt account of Citizen Power until they are actually used to provide ECAP services.

            In its comment, the Environmentalists state that West Penn has approved this revision to the Settlement's language and that OCA has no opinion about the proposed revision. In its reply comments, West Penn reiterates that it does not object to the addition of the language in Paragraph D.5 if it is included in the Commission's Final Order. Accordingly, the Commission directs that the language in Paragraph D.5 is revised as proposed by the Environmentalists.


COMMENTS OF THE DOLLAR ENERGY FUND; COMMENTS FILED BY JOINT PETITIONERS REGARDING THE PROVISION OF UNIVERSAL SERVICE.

            In its comments, DEF requests that the Commission change language that appears at Paragraph E.2 of the Joint Petition. This language reads as follows:

            West Penn shall use Community Action Agencies to operate its LIPURP and Pennsylvania Weatherization Providers Task Force member agencies to operate its LIURP.

            DEF, who was not a participant in West Penn's Restructuring Proceeding or in the Joint Petition for Settlement, comments that the above language is restrictive and precludes other qualified community agencies, such as DEF, from working with West Penn to administer their universal service programs. DEF requests that generic language be substituted for this restrictive provision:

            E.2. West Penn shall use community-based agencies to operate its LIPURP and LIURP.


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            Alternate language for this paragraph is offered in comments filed by those Joint Petitioners who were interested in the Settlement's universal service provisions -- Office of Consumer Advocate, CAAP, West Penn and the Environmentalists. OCA explains that it had contacted the other parties and had worked with DEF to attempt to reach agreement on the language that could be substituted for original language in Paragraphs D.5.a and E.2.
This substitute language reads as follows:

            D.5.a. All ECAP low income and rural programs and services will be provided through Community Action Agencies and Pennsylvania Weatherization Task Force member agencies except where these local providers are not in a position to or are unwilling to provide the programs and services.

            E.2. West Penn shall use Dollar Energy Fund (Dollar Energy) and Community Action Agencies to operate its LIPURP and Pennsylvania
                        Weatherization Providers Task Force member agencies to operate its LIURP unless these agencies are unavailable or unwilling to provide the programs and services. With respect to LIURP, Dollar Energy will provide prescreening and referral. Additionally, 50-75% of all LIURP jobs will receive quality control inspection from Dollar Energy.

            OCA states that it is authorized to state that CAAP, West Penn, OCA and the Environmentalists agree that the Settlement should be modified to incorporate this language, and request that the Commission direct that the modification be made. OCA also states that DEF has informed the OCA that the language in Paragraph E.2 would allow DEF to continue providing services in West Penn service territory and that it would not oppose this language.

            In its reply comments, West Penn states that it concurs in the adoption of the language presented by OCA for Sections D.5.a and E.2 of the Agreement and extends its appreciation to OCA for its lead role in resolving universal service issues in a way that will allow DEF to continue providing service in West Penn's service area.


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            In light of the agreement of those Joint Petitioners who are involved with universal service issues that these amendments to the Joint Petition should be made, the Commission will direct that these provisions should be so revised.

COMMENTS OF MAPSA

            In its comments(3), MAPSA seeks a clarification as to a specific portion of the Supplier Coordination Tariff that had been appended to the Joint Petition as Appendix F. Specifically, MAPSA is concerned with Section 6.2.6 that provides for the calculation of the percentage of a load attributable to an electric generation supplier ("EGS"), and the percentage of a load attributable to West Penn during the phase-in period. MAPSA states that this provision is silent as to which entity's energy is considered to be the "first through the meter" for purposes of calculating a customer's shopping credit. MAPSA explains that because West Penn has a declining block rate structure, the entity whose energy is considered as being the first through the meter determines the size of the customer's shopping credit. MAPSA further explains that if a supplier's energy is considered to be the first through the meter, the customer will have a larger shopping credit with which to shop, but if the converse is true, namely if West Penn's energy is calculated to be the first through the meter, the customer will have a much smaller shopping credit (considering that West Penn's energy as being first pushes the energy usage used to calculate the shopping credit out to the lower blocks of the rate schedule, thus creating a smaller shopping credit for the customer). MAPSA claims that calculating West Penn's portion of load as being first through the meter discourages customers from shopping.

            MAPSA requests that the Commission clarify Section 6.2.6 of West Penn's Supplier Tariff and require that an EGS's portion of the load be counted as "first through the meter" for all purposes. MAPSA notes that the


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   (3) In its comments, MAPSA states that with regard to those portions of the
Competitive Safeguards (Appendix G), in particular Articles 5, 6 and 7, it will communicate with West Penn regarding standards for posting transactions, offerings to the market, etc., and will attempt to meet with West Penn to address these issues. MAPSA states that the results of these discussions will be submitted to the Commission where appropriate.


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Commission approved this provision in PP&L Inc.'s Supplier Coordination Tariff, and that the PP&L tariff was the basis for discussion of West Penn's tariff. MAPSA states that West Penn is currently calculating its energy as being first through the meter and that this practice deprives "commercial and industrial customers of the benefit of the bargain, and essentially will vitiate the two-thirds phase-in." For these reasons, MAPSA requests that the Commission adopt this clarification.

            In its reply comments, West Penn states that the "first through the meter" issue for partial loads has been extensively debated and resolved during the proceeding. West Penn further states that the issue was initially raised by WPPII in its comments to West Penn's Compliance Filing of June 18, 1998. In response to these comments, by order, the Commission directed West Penn to demonstrate that its methodology for partial loads would not place customers on a different, less advantageous rate or violate the rate provisions of the Act. Order entered July 23, 1998 at Docket No. R-00973981, p. 24.

            West Penn continues that in its Revised Compliance Filing of August 19, 1998, it demonstrated that it would split charges during the phase-in for customers with loads being served both by West Penn's EDC and the EGS, assuming a full enrollment and 66 percent of the load available to shop. The example submitted with the Compliance Filing shows that the West Penn and the EGS provide generation at the same overall load factor.

            West Penn then states that on September 17, 1998, the Commission entered an Opinion and Order on the Company's Revised Compliance Filing which addressed WPPII's concerns for partial load industrial customers. In its September 17, 1998 Order, the Commission summarized the WPPII contentions with respect to receiving service at a different, less advantageous rate and summarized WPPII's contention that West Penn should be directed to implement phase-in for partial load on a load-following basis. In resolving the contentions of West Penn and WPPII, the Commission stated that it believed that the methodology employed by


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West Penn reasonably allocates customers' consumption between the EDC and the
EGS, and further that West Penn's methodology has only a de minimis impact, if any, on a customer's ability to shop.

            West Penn states further that at the time of negotiations the issue about partial loads during the phase-in period arose again. West Penn claims that it was considered in the context of the whole negotiation and settlement, and that WPPII has agreed to withdraw its appeal relating to partial load as part of the broader settlement, and submits that the issue has been fully resolved.

            The Commission has considered the merits of these arguments in the context of this proceeding and agrees with West Penn. The issue has been considered by this Commission in the context of West Penn's previous compliance filings and has been resolved. Order entered September 17, 1998 at Docket No. R-00973981, p. 19. In that order, the Commission found that West Penn's methodology for allocation of partial customer loads as presented in its compliance filings had only a de minimis impact on a customer's ability to shop. We therefore decline to make this clarification.

COMMENTS FROM INDIVIDUAL WEST PENN CUSTOMERS

            The individual comments filed by West Penn customers were very complimentary to West Penn commending its continued reliable service and low rates(4). Others questioned the amount of transition costs that the Company would be allowed to recover from customer.

            Based on the record before us, we believe that the amount of stranded costs reached in the settlement is reasonable. West Penn is permitted to recover a slightly greater amount than authorized in the Commission's


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   (4) A couple of comments protested the proposed merger of West Penn with DQE,
Inc. which was the subject of Commission proceedings on the Joint Application of DQE, Inc. and Allegheny Power System, Inc. and AYP Sub, Inc. for Approval of the Transfer by Merger of Property and Rights of Duquesne Light Company to Allegheny Power System, Inc., Dkt. No. A-110150 F.0015. The Commission will not address this matter here except to point out that the anticipated savings that will result from the proposed merger will reduce the total amount of stranded costs that West Penn will be permitted to collect from its customers under the Settlement from $670 million to $630 million.


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May 29, 1998 Restructuring Order, but customers will obtain a 2.5% rate decrease during 1999 and have the protection of a rate cap for an extended period of time. These and other provisions of the settlement package, taken as a whole, represent a fair and reasonable balance of the competing interests involved in this matter.

                                   CONCLUSION

            The Joint Petition represents a comprehensive settlement of all issues concerning the restructuring of West Penn Power Company. We are convinced that a resolution of this proceeding is in the public interest; THEREFORE,

            IT IS ORDERED:

            1. That the Tentative Opinion and Order entered November 4, 1998, is hereby, made final, subject to and incorporating herein, the modifications contained in this Final Opinion and Order.

            2. That in consideration of and reliance upon the representations, mutual promises and undertakings of the parties to this proposed settlement, including the express agreement of each signatory to be legally bound by its terms and certification of each signatory that he or she has full authority to enter into the settlement and act on behalf of their respective parties, the terms of the proposed full settlement set forth in the Joint Petition and the Appendices shall be hereby approved as to each and every one of its terms and conditions, and we hereby reconsider and amend our prior orders in these proceedings as necessary to implement the terms of the full settlement. Any issue not specifically addressed in this settlement shall be treated and resolved in accordance with the resolution of that issue in the Restructuring Order adopted by the Commission and entered on May 29, 1998, at Docket No. R-00973981.

            3. That the Commission hereby grants, subject to the terms and conditions set forth in the Settlement, the approvals, licenses and certificates required under the Public Utility Code regarding the transfer,


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lease or assignment of the Company's generating assets and liabilities, including but not limited to approvals under Chapter 5, 11, 19, 21 and 28 of the Public Utility Code.

            4. That the recovery of stranded costs by West Penn of $670 million (or $630 million in the event of a merger with DQE, Inc.) is just and reasonable and in the public interest.

            5. That the tariff supplements appended to the Joint Petition and all Appendices are hereby approved, being necessary to implement the full settlement, and shall become effective pursuant to the terms set forth in the Joint Petition and Appendices.

            6. That in the event of divestiture or transfer of West Penn's generating facilities, it is hereby determined with respect to the divested generation facilities of the Company that allowing these generation facilities to qualify as "eligible facilities" under the Public Utility Holding Company Act of 1935 (1) will benefit consumers, (2) is in the public interest and (3) does not violate State law.

            7. That the Commission's approval of the terms and conditions set forth in the Joint Petition and Appendices is expressly contingent upon and shall not become final and enforceable until all appeals and civil actions required to be dismissed with prejudice as referred to in Part N of the Joint Petition have been finally withdrawn, discontinued, or dismissed with prejudice in accordance with the provisions of the settlement.

            8. That the Application of West Penn Power Company for the Issuance of a Qualified Rate Order Under Sections 2808 and 2812 of the Electricity Generation Customer Choice and Competition Act, 66 Pa. C.S. Section 2808 and
Section 2812, contained in the Joint Petition for Settlement of West Penn Power Company's Restructuring Plan be, and hereby is, granted, consistent with this Qualified Rate Order.

            9. That to the extent specified in this Qualified Rate Order, West Penn's filings, testimony and exhibits submitted to the Commission in


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conjunction with West Penn's Restructuring Plan at Docket R-00973981, are hereby incorporated herein by reference.

            10. That it is just and reasonable and in the public interest for West Penn to recover from its customers, through Intangible Transition Charges as and to the extent authorized at Paragraph 12 of this Qualified Rate Order, up to $630 million of Qualified Transition Expenses (or in the event that the proposed merger of Allegheny Energy, Inc., and DQE, Inc. is not consummated, up to $670 million in Qualified Transition Expenses) including all Transition or Stranded Costs approved by the Commission for recovery from customers and other Qualified Transition Expenses, as defined in Paragraph 12, below. The savings from securitization and issuance of transition bonds are provided for in the rates and rate reductions set forth in Section B.1 and Appendix A of the Joint Petition for Full Settlement of West Penn Power Company's Restructuring Plan and Related Court Proceedings at Docket No. R-00973981 and further reductions in the CTC/ITC set forth in Section A.5 of the Joint Petition. The aforesaid rates and CTC/ITC reductions constitute full compliance with Sections 2808(e) and 2812(b)(2) of the Electricity Generation Customer Choice and Competition Act and no further rate reduction is required.

            11. That this Commission authorizes the issuance of Transition Bonds in an aggregate principal amount not to exceed $630 million (or not to exceed $670 million in the event that the merger is not consummated) and finds that the issuance of such amount of Transition Bonds is in the public interest. Provided that the rate reductions specified in the Joint Petition are implemented as provided in Paragraph 13 of this Qualified Rate Order, this Commission hereby determines that 75% of all savings that may be accomplished through securitization will be passed on to customers through the rate reductions in Paragraph 13 and West Penn is not required to pass on additional savings, and no further rate adjustment is required because the Commission hereby finds that such additional savings have already been reflected in this Joint Petition.


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            12. That this Commission authorizes West Penn to impose on, and to collect from its customers, either directly or through bills rendered by electric generation suppliers or any subsequently selected providers of last resort, through non-bypassable charges applied to the bill of every customer of electric services within the geographic area that comprises West Penn's certified service territory on the effective date of the Act, whether such customer was a customer on the effective date of the Act, or became a customer after that date, (i) Competitive Transition Charges ("CTCs") as provided in the Joint Petition in an amount sufficient to permit West Penn to recover the full amount of its Transition or Stranded Costs as authorized for recovery by the Commission's approval of the Settlement Petition, and (ii) Intangible Transition Charges in an amount sufficient to recover the aggregate principal amount of the Transition Bonds plus a reasonable amount sufficient to provide for any credit enhancement to fund any reserves, and to pay interest, premiums upon acquisition or redemption of equity or debt, if any, costs of defeasance, servicing fees and other fees, costs and charges relating to the Transition Bonds (the Transition or Stranded Costs, which includes the principal and interest on Transition Bonds, costs for credit enhancements, the costs of retiring existing debt and equity, costs of defeasance, servicing fees and other related fees, taxes, costs, charges and expenses permitted to be recovered through Intangible Transition Charges, collectively the "Qualified Transition Expenses"). The Commission finds that such recovery and the imposition of such CTCs and Intangible Transition Charges are in the public interest and are just and reasonable. The Commission finds that good cause has been shown to extend the payment period for imposing the CTCs and the Intangible Transition Charges to December 31, 2008. The Intangible Transition Charges shall be collected over periods of time and in such amounts as are necessary to amortize each series and class of Transition Bonds in accordance with the terms thereof, but in no event shall be charged to the customers after December 31, 2008. Notwithstanding anything else in this Qualified Rate Order, the Intangible Transition Charges shall be collected from customers in an amount sufficient to discharge the Transition Bonds in accordance with their terms.


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            13. Upon the successful issuance of Transition Bonds authorized by this Qualified Rate Order and the imposition of Intangible Transition Charges related thereto, West Penn is directed to implement the following adjustments to its rates: West Penn shall reduce the CTCs imposed on its customers by an amount equal to the Intangible Transition Charges associated with such Transition Bond issuance and West Penn shall reduce the CTCs imposed on its customers by an additional amount necessary to flow through to customers 75% of the net savings achieved as a result of securitization of its Transition or Stranded costs and issuance of Transition Bonds. The reductions specified above shall be implemented on the following terms: (a) upon the issuance of any series of Transition Bonds, a corresponding reduction shall be calculated and implemented corresponding to each such series; (b) the rate reduction shall be applied to bills using the method set forth in the Joint Petition; and (c) the Intangible Transition Charges associated with the Transition Bonds issued on that date shall be applied to bills simultaneously with the reduction of the CTCs.

            14. That the CTCs and the Intangible Transition Charges shall be applied to customer bills using the methodology and allocation set forth in West Penn's QRO Application and its Restructuring Filing, as adjusted by the Joint Petition. Pursuant to Section 2812(b)(5) of the Act, the Commission authorizes West Penn to make annual adjustments (each, an "Annual Adjustment") to the Intangible Transition Charges if collections of such Intangible Transition Charges fall below the amount necessary to ensure the receipt by the assignee of the Intangible Transition Property and Financing Party of revenue sufficient to recover fully the Qualified Transition Expenses consistent with this Commission's Order; provided, however, that adjustments during the final calendar year of Intangible Transition Charge collection for any series of Transition Bonds shall be done quarterly or monthly, if necessary, in order to ensure full recovery of Intangible Transition Charges. The revenues received by the assignee of the Intangible Property and the Financing Party through the Intangible Transition Charges shall be determined to be sufficient for this purpose if and only if the revenues so received through the Intangible Transition


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Charges are sufficient to provide for the payment of the principal, interest, and acquisition or redemption premiums on Transition Bonds, to fund any reserves and to pay relayed credit enhancement, servicing fees and other related fees, costs and charges in accordance with the terms thereof and as consistent with the terms of this Qualified Rate Order and the Joint Petition. For each Annual Adjustment, West Penn shall file with this Commission: (a) an accounting of Intangible Transition Charges received by the assignee of the Intangible Transition Property and the Financing Party for the previous annual period; (b) a statement of any over- or under-receipts; (c) the charge or credit to be added to the Intangible Transition Charges to ensure that the Intangible Transition Charges revenue received by assignee of the Intangible Property and the Financing Party will be sufficient to amortize the Qualified Transition Expenses in accordance with the amortization schedule for Transition Bonds to be determined at the time of issuance of each series of Transition Bonds, and the corresponding reduction or increase in the CTCs, or if CTCs have not been imposed, West Penn's distribution rates; and (d) any proposal by West Penn to modify the reconciliation methodology. Pursuant to 66 Pa. C.S. Section 2812
(b)(5), this Commission shall finally adjudicate all Annual Adjustments within 90 days of West Penn's Annual Adjustment filing.

            15. That this Commission determines that the methodology under which West Penn will recover the Intangible Transition Charges authorized by this Qualified Rate Order satisfies the provisions of 66 Pa. C.S. Section 2812(g), which require the methodology not shift inter-class or intra-class costs and that the methodology maintains consistency with the allocation methodology for utility production plant used by the Commission in West Penn's most recently concluded base-rate proceeding.

            16. That this Commission concludes that it is in the public interest to, and authorizes West Penn and any Assignee to, (a) assign, sell, transfer or pledge Intangible Transition Property (such term includes all right, title, and interest of West Penn or any Assignee in this Qualified Rate Order) in an amount sufficient to recover all its Qualified Transition Expenses and in all revenues, collections, claims, payments, money or proceeds arising from


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

Intangible Transition Charges pursuant to this Qualified Rate Order to the extent that this Qualified Rate Order and the rates and other charges authorized hereunder are declared irrevocable and (b) issue, sell and refinance, in reliance on this Qualified Rate Order, one or more series of Transition Bonds, each series in one or more classes, secured by Intangible Transition Property created by this Qualified Rate Order, provided that the final maturity of any series of Transition Bonds shall not exceed 10 years from the date of issuance and in no event shall any Transition Bond have a final maturity after December 31, 2008. Notwithstanding the foregoing, West Penn retains sole discretion regarding whether to assign, sell or otherwise transfer Intangible Transition Property created hereby or to issue or cause the Transition Bonds to be issued or refinanced.

            17. That West Penn or any Assignee may refinance the Transition Bonds in a face amount not to exceed the unamortized principal thereof. That, if West Penn or any Assignee refinances the Transition Bonds, the Intangible Transition Charges authorized in this Qualified Rate Order shall be adjusted in accordance with the true-up mechanism described in Paragraph 14 of this Qualified Rate Order to ensure the receipt by the Transition Bond Assignee of revenues sufficient to pay for all Transition or Stranded Costs of West Penn approved by the Commission for recovery under Sections 2804 (relating to standards for restructuring of the electric industry) and 2808 (relating to competitive transition charge), through the issuance of Transition Bonds; the reasonable costs of retiring existing debt or equity capital of the electric utility or its holding company parent, including accrued interest and premium upon acquisition or redemption of equity or debt, costs of defeasance, and other related fees, costs and charges relating to, through the issuance of Transition Bonds or the assignment, sale, or other transfer of Intangible Transition Property; and the costs incurred to issue, service or refinance the Transition Bonds, including accrued interest and acquisition or redemption premium, and other related fees, taxes, costs and charges, or to assign, sell, or otherwise transfer Intangible Transition Property. The revenues received by the Transition Bond Assignee through the Intangible Transition Charges shall be


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determined to be sufficient for this purpose if and only if the revenues so received through the Intangible Transition Charges provide for the amortization of Transition Bonds in accordance with the amortization schedule set forth in any prospectus or other offering document provided to the holders of the refinanced bonds after payment of interest, reserves, all Transition or Stranded Costs of West Penn approved by the Commission for recovery under Sections 2804 (relating to standards for restructuring of electric industry) and 2808 (relating to competitive transition charge), through the issuance of Transition Bonds; the costs of retiring existing debt or equity capital of the electric utility or its holding company parent, including accrued interest and premiums upon acquisition or redemption of equity or debt, costs of defeasance, and other related fees, costs and charges relating to, through the issuance of Transition Bonds or the assignment, sale or other transfer of Intangible Transition Property; and the costs incurred to issue, service, or refinance the Transition Bonds, including accrued interest and premiums upon acquisition or redemption of equity or debt, and other related fees, costs and charges, or to assign, sell or otherwise transfer Intangible Transition Property.

            18. That this Commission directs that West Penn use the proceeds from the assignment, sale, transfer or pledge of Intangible Transition Property and the issuance and sale of Transition Bonds principally to reduce West Penn's Transition or Stranded Costs as set forth in the Settlement Petition by reducing related capitalization. The Commission authorizes West Penn to reduce West Penn's existing capitalization through retirement of outstanding debt and preferred stock and through stock buy backs, dividends and purchases of common stock in such proportions as West Penn determines.

            19. That West Penn shall file with this Commission, no later than 120 days after the issuance or refinancing of Transition Bonds, a description of the final structure of each issuance or refinancing of Transition Bonds, a description of the final structure of each issuance or refinancing of such Transition Bonds, including the principal amount, the price at which each such series and/or class of Transition Bonds was sold,


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

payment schedules, the interest rate and other financing costs, and the final plans for West Penn's use of the proceeds of such offering. Notwithstanding such filing, the final structure of each such issuance or refinancing shall not be subject to change or revision by this Commission after the date of such issuance or refinancing.

            20. That to the extent that West Penn, or any Assignee, assigns, sells, transfers, or pledges any interest in the Intangible Property created hereby, this Commission authorizes West Penn to contract, for a specified fee, with such Assignee for West Penn, its successors or assigns to continue to operate the system to provide electric services to West Penn's customers, to impose and collect the applicable Intangible Transition Charges for the benefit and account of the Assignee, to make periodic adjustments of the Intangible Transition Charges contemplated under Paragraph 14 of this Qualified Rate Order, and to account for and remit the applicable Intangible Transition Charges to or for the account of the Assignee free of any charge, deduction, or surcharge of any kind (other than the specified contractual fee referred to above). This Commission also authorizes West Penn to contract with the Assignee and an alternative party, which may be a trustee, that the alternative party will replace West Penn under its contract with the Assignee and perform the obligations of West Penn contemplated in this Qualified Rate Order. The obligations of West Penn (a) shall be binding upon West Penn, its successors and assigns and (b) shall be required by this Commission to be undertaken and performed by West Penn and any other entity that provides transmission and distribution services to a person that was a customer of West Penn located within West Penn's certified territory on January 1, 1997, or that became a customer of electric services within such territory after January 1, 1997, and is still located within such territory, as a condition to providing service to such customer or municipal entity providing such services in place of West Penn by West Penn or such other entity.

            21. That this Commission hereby declares that this Qualified Rate Order shall be irrevocable for purposes of Section 2812 of the Public Utility Code, 66 Pa. C.S. Section 2812, and accordingly agrees that it will not directly or


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

indirectly, by any subsequent action, reduce, postpone, impair or terminate this Qualified Rate Order or the Intangible Transition Charges authorized to be imposed or collected under this Qualified Rate Order. This Commission further declares that the right, title and interest of West Penn and any Assignee in this Qualified Rate Order and the Intangible Transition Charges, the rates and other charges authorized hereby and all revenues, collections, claims, payments, money or proceeds arising from the same constitutes Intangible Transition Property. West Penn shall have the irrevocable right to issue Transition Bonds in accordance with the Qualified Rate Order until December 31, 2008.

            22. That West Penn may apply to the Commission for supplements to this Qualified Rate Order, not inconsistent with the terms and provisions hereof and the Settlement Petition, as West Penn deems necessary to enable the issuance of Transition Bonds authorized thereunder.

            23. That during some or all of this period during which the Intangible Transition Charges and the CTCs approved by this Qualified Rate Order are being collected, the generation component of West Penn's charges to customers will be limited by the provisions of 66 Pa. C.S. Section 2804(4) (pertaining to rate caps) and the provisions of the Joint Petition. For purposes of 66 Pa. C.S. Section 2804(4)(ii), the generation component of West Penn's charges includes CTCs, Intangible Transition Charges, and other generation charges. If the combined total of these elements would cause the generation component of West Penn's charges to exceed the rate cap specified in 66 Pa. C.S.
Section 2804(4) and the Joint Petition, West Penn shall retain whatever right it may have under existing provisions of the statute as limited by the Joint Petition to request relief from the rate cap, but if it does not seek such relief, or if that relief is denied, West Penn shall adjust the nonsecuritized elements of its generation charges, rather than the Intangible Transition Charges approved by this Qualified Rate Order, to bring the charges into compliance with the rate cap provisions of 66 Pa. C.S. Section 2804(4) and the Joint Petition.



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

            24. That all regulatory approvals within the jurisdiction of the Commission that are necessary for the securitization of Qualified Transition Expenses and all related transactions contemplated in West Penn's Application for a Qualified Rate Order, including but not limited to any approvals under Chapter 11 and 19 of the Public Utility Code, are hereby granted.

            25. That West Penn is authorized to create a regulatory asset for the stranded cost recovery values for 1999 through 2002, and the recovery of that regulatory asset shall be amortized over the years 2003 through 2008 as shown in Appendix A of the Joint Petition.

            26. That consistent with Section B.1 of the Joint Petition, West Penn is directed to implement its January 1, 1999 rate decrease through a refund to customers from 1998 revenues in the amount of $25.1 million, and that rate decrease shall apply to each retail rate classification and customers within those rate classifications as set forth in Appendices B and K of the Joint Petition.


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

            27. That a copy of this Final Opinion and Order shall be served upon all parties to the instant restructuring proceeding at Docket No. R-00973981.


                                             BY THE COMMISSION,



                                             James J. McNulty
                                             Secretary




(SEAL)
ORDER ADOPTED: November 19, 1998
ORDER ENTERED:


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